DXI Completes Final Tranche of $780,000 Convertible Debt
Financing For NEBC Woodrush Drill Program
Issues Woodrush Operational Update

VANCOUVER, BRITISH COLUMBIA, January 15, 2019 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia today announced that it has completed the entire $780,000 in convertible debt financing designated for the continued development of the Woodrush Project in Fort St. John. (All figures in Cdn.$, except where noted).

Financing Update:

Subject to final regulatory approval, four arms-length, U.S. accredited investors have closed loans to the Company $780,000 (US$600,000) on a first secured basis ranking “pari passu” with the existing first secured loans. The new loans are convertible into common shares at $0.06 until expiry in 2022, and will bear interest at the Canadian bank prime rate +1%. $520,000 (US$400,000) closed on October 3, 2018 while the balance of $260,000 (US$200,000) closed on January 14, 2019. The lenders may convert at any time and the total number of common shares of the Company issuable upon conversion of the principal amount of the $780,000 is 13,000,000. No fees will be paid. Proceeds from this transaction will be applied to NE B.C. lease obligations, surveying and environmental work for our 2019 Woodrush drilling licenses and related permits, construction of new drilling ‘pads’ if required by the B.C. Oil and Gas Commission, and general working capital.

Woodrush Operations Update

The Company is pleased to announce that the surveys, environmental and biologist reports, C&N exemptions and industry-standard notices required to be filed with License Applications to drill wells in B.C. have been completed and filed online with the B.C. Oil & Gas Commission. Following BCOGC approval, the Company expects to commence field operations to drill an exploration well at b-89-E/94-H-1 at the end of February, 2019.

About DXI ENERGY INC.

DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this press release include, but are not limited to, statements regarding the future plans of the Company, the completion and final amount raised in the debt financing, the final use of proceeds and that all necessary final approvals will be obtained. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact: DXI Energy Inc.
Sean Sullivan	David Matheson
President & CEO	CFO
604-638-5050	604-638-5054
investor@dxienergy.com	dmatheson@dxienergy.com